SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)


                                Leapnet, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock (Par Value $.01 Per Share)
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  521864207
------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Gregory J. Garville
                    President and Chief Operating Officer
                   Mickelberry Communications Incorporated
                               405 Park Avenue
                                 New York, NY
                                (212) 832-0303

                               With a copy to:

                              John C. Hart, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000

------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 5, 2001
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

CUSIP No. 521864207              13D                   Page 2 of 6


______________________________________________________________________________
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mickelberry Communications Incorporated

     I.R.S.  Identification No. 36-1474360

_______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

______________________________________________________________________________
(3)  SEC USE ONLY


     OO
______________________________________________________________________________
(4)  SOURCE OF FUNDS*

______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                N/A   [_]



_______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
_______________________________________________________________________________
               (7)  SOLE VOTING POWER

  NUMBER OF         545,364

   SHARES      ________________________________________________________________
               (8)  SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _______________________________________________________________
    EACH       (9)  SOLE DISPOSITIVE POWER

  REPORTING         545,364

   PERSON      _______________________________________________________________
               (10) SHARED DISPOSITIVE POWER
    WITH

                    0
______________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     545,364
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.3%
_______________________________________________________________________________
(14) TYPE OF REPORTING PERSON*


    CO
_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 521864207                 13D                   Page 3 of 6 Pages


________________________________________________________________________________

(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James C. Marlas

________________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
(3)  SEC USE ONLY



________________________________________________________________________________
(4)  SOURCE OF FUNDS*


     PF
________________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                N/A   [_]



________________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               (7)  SOLE VOTING POWER

  NUMBER OF         50,000

   SHARES      _________________________________________________________________
               (8)  SHARED VOTING POWER
BENEFICIALLY
                    545,364
  OWNED BY
               _________________________________________________________________
    EACH       (9)  SOLE DISPOSITIVE POWER

  REPORTING         50,000

   PERSON      _________________________________________________________________
               (10) SHARED DISPOSITIVE POWER
    WITH

                    545,364
________________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     595,364
________________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     10.2%
________________________________________________________________________________
(14) TYPE OF REPORTING PERSON*


    IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  521864207                 13D                       Page 4 of 6

PREAMBLE

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D, filed on August 30, 2001, with respect to the Common Stock (Par Value $.01 Per Share) (the "Common Stock"), of Leapnet, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on September 28, 2001 ("Amendment No. 1").

Item 4.  Purpose of the Transaction.

     Item 4 is hereby amended by adding the following after the last paragraph thereof:

     On November 5, 2001, the Reporting Persons decided to cease discussions with Robert Figliulo, Chairman of the Board and Chief Executive Officer of the Issuer, David Figliulo, a board member and Vice President--Sales of the Issuer and a special committee of independent directors of the Issuer regarding the possible courses of action described in Amendment No. 1 which would have resulted in the Reporting Persons participating as principals in a sale of a material amount of the assets of the Issuer to certain members of management, a material change in the Issuer's business and a change in the present board of directors and management of the Issuer.

     Although no course of action has presently been decided upon, the Reporting Persons may consider some or all of the actions set forth in clauses
(a) through (j) of Item 4 of the Schedule 13D form. The Reporting Persons intend to review, from time to time, the possible courses of action available to them and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing. They may also determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended by amending and restating Schedule B, which provides information with respect to all transactions in the Common Stock that were effected during the past sixty days by each of the Reporting Persons and Covered Persons.

CUSIP No.  521864207                 13D                       Page 5 of 6


                                  SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2001

                                  Mickelberry Communications Incorporated



                                  By:   /s/ Gregory J. Garville
                                        ----------------------------------
                                        Name:  Gregory J. Garville
                                        Title: President and Chief
                                               Operating Officer




                                        /s/  James C. Marlas
                                       ----------------------------------
                                       James C. Marlas

CUSIP No.  521864207          13D                                  Page 6 of 6

                                  SCHEDULE B


Mickelberry

Trade Date     Shares       Price           Cost           Transaction
----------     ------       -----           ----           ------------

10/18/01     50,000        $1.40          $70,000     Private Transaction
9/27/01         300        $1.08             $324             Open Market
9/26/01       1,944        $1.07           $2,080             Open Market
9/21/01      12,820        $1.07          $27,435             Open Market
9/20/01       3,000        $1.07           $3,210             Open Market
9/7/01        1,100        $1.06           $1,166             Open Market